Exhibit 4.38
Real Estate Sale Agreement
Gravity Co., Ltd. (hereinafter referred to as Gravity) and Yahoh Communication Ltd. (hereinafter referred to as Yahoh) shall enter into this real estate sale agreement as follows.
Article 1 (Purpose)
This Agreement aims to define necessary terms and conditions under which Gravity shall sell the real estate specified under Article 3 herein to Yahoh and Yahoh shall purchase it.
Article 2 (Compliance with Applicable Laws)
(1)	Both parties shall observe laws relating to this Agreement, and shall fulfill this Agreement fairly and transparently.

(2)	In its fulfillment of this Agreement, Yahoh shall not violate fair trade laws such as offering money and other forms of bribe and entertainment to Gravity’s staff members.

(3)	Yahoh shall reject requests by Gravity’s staff members for foregoing deeds, and shall immediately report it to Gravity.
Article 3 (Representation of Real Estate)
The target real estate for sale (hereinafter referred to as target property) shall be represented as follows.
Representation concerning Real Estate
-Building name: Gravity Building
-Location: 619-4 Sinsa-dong, Gangnam-gu, Seoul
-Area of the site: 197.8 pyeong (one pyeong equals to about 3.3 square meters)
-Total floor space: 843.08 pyeong (6 underground levels and 2 stories above ground)
-Usage: business operation, etc.
Article 4 (Payment of Sale Price)
     (1) The sale price shall be 9.5 billion (9,500,000,000) won, and its details shall be as follows.
- Building: 2.3 billion (2,300,000,000) won
- Land: 7.2 billion (7,200,000,000) won
          provided that the aforementioned price does not include 230 million (230,000,000) won in V.A.T. of the building.
     (2) Payment date and amount of the sale price plus the V.A.T. of the building shall be as follows.
(Unit: won)

Description	Amount	Payment date
Contract price	1 billion (1,000,000,000) won	May 22, 2006

Remaining price	8.73 billion (8,730,000,000) won	May 26, 2006

Total	9.73 billion (9,730,000,000) won

Article 5 (Transfer of Ownership)
(1)	Upon the receipt of the remaining price, Gravity shall provide documents required for the registration of the transfer of the target property ownership, and transfer the target property for Yahoh’s ownership, thus completing all its sale obligations.

(2)	Within seven (7) days of its receipt of the documents for the ownership transfer registration, Yahoh shall complete the ownership transfer registration, and in case any possible delays in the ownership transfer registration have caused damage to Gravity, Yahoh shall be liable for such damages sustained.

(3)	Costs required for the ownership transfer registration shall be shouldered by Yahoh.
Article 6 (Use of Real Estate and Responsibility for Transfer)
(1)	Yahoh shall not occupy nor use the target property before paying the entire sale price.

(2)	Revenues such as rental fees accruing from the target property before the payment of the remaining price shall belong to Gravity, and those after the payment of the remaining price shall belong to Yahoh.

(3)	Gravity shall transfer the target property as it is at the conclusion of this Agreement to Yahoh.

(4)	Yahoh shall be solely responsible for the evacuation and removal of unregistered buildings, installations and tenants of the target property, and for the recovery of the target property to its original state.
Article 7 (Tax Allocation)
(1)	Unpaid utilities charges and administrative expenses incurred before and after the ownership transfer shall be borne by Gravity and Yahoh, respectively.

(2)	Taxes on the target property notified before and after the evacuation date shall be borne by Gravity and Yahoh, respectively.
Article 8 (Responsibilities for Faults, etc.)
(1)	Since Yahoh shall sign this Agreement after investigating and reviewing the rights, status and use of the target property, Gravity shall not be held liable for faults in the public registration books or land register, a difference in structures and quantities caused by unregistered buildings and others, third parties’ rights over the target property under the property register, etc.

(2)	Gravity shall not be held liable for an impossibility of development and construction approvals due to administrative regulations and other reasons, and Yahoh shall faithfully fulfill this Agreement.
Article 9 (Confidentiality)
(1)	From the payment of the contract price to the payment of the remaining price, one party shall not use this Agreement, and borrow the other party’s title or trademark or others, or do any deed of leaking information or conducting publicity to third parties.

(2)	Yahoh shall not use Gravity’s business confidentiality and other information acquired through this Agreement for purposes other than those herein, and shall not provide or leak it to third parties. This confidentiality obligation shall continue to be enforced even after this Agreement ends.
Article 10 (Ban on Assignment of Rights, etc.)
Yahoh shall not allow a third party to fulfill this Agreement without a written agreement of Gravity, and shall not transfer or provide as security any of its rights and obligations herein to third parties.
Article 11 (Notice of a Change in the Address)
(1)	Yahoh shall immediately notify Gravity in writing of a change in its title, address, and contacts, as well as a consequential change in its status.

(2)	Yahoh shall be held liable for all damages sustained by its non-fulfillment of written notice under Section 1.
(3)	In case Gravity has sent a notice (including proof of contents) of its intention to cancel this Agreement and other matters relating to this Agreement to Yahoh’s address as noticed (unless a written notice is made otherwise, to Yahoh’s address specified herein), an expression of its views shall be considered delivered.
Article 12 (Termination)
(1)	Despite one party’s request that the other party should correct its violations of this Agreement, if the other party fails to do so within seven (7) days of such a request, one party may terminate this Agreement with a written notice.

(2)	Notwithstanding the foregoing Section, in case Yahoh has not paid the remaining price specified under Section 2 of Article 4 herein, Gravity may immediately terminate this Agreement.

(3)	In case this Agreement has been terminated due to the foregoing reason (in case Yahoh has failed to pay the remaining price specified under Section 2 of Article 4 herein on the due date), the contract price specified under Section 2 of Article 4 herein shall be regarded as damages sustained by Gravity due to the termination of this Agreement, and shall finally belong to Gravity. Likewise, Yahoh shall not claim the return of the contract price from Gravity.
Article 13 (Liability)
In case one party’s violation of this Agreement has caused damage to the other party, it shall be held liable for it, provided this shall take exception to damage caused by force majeure such as natural disasters, war, and riot.
Article 14 (Other Matters)
Matters not specified herein and/or discrepancies that arise from the interpretation of provisions of this Agreement shall be settled through mutual agreement, but otherwise, they shall follow related laws and business customs.
Article 15 (Special Agreement)
(1)	Notwithstanding Article 8 herein, Gravity shall remove the mortgage established on June 2, 2000 by Kid’s College Co. on the target property by the Yahoh’s payment date for the remaining price.

(2)	If the foregoing mortgage by Kid’s College Co. has not been removed by the remaining price payment date, Yahoh shall pay Gravity the remainder after deducting 150 million (150,000,000) won from the remaining price.

(3)	In case Gravity has removed the entire mortgage by Kid’s College Co. after the payment of the remaining price (in case Gravity has prepared documents required for removing the mortgage and provided them to Yahoh, Yahoh shall positively cooperate in removing the mortgage). Yahoh shall pay Gravity the 150 million (150,000,000) won within five (5) days of Gravity’s requested date.

(4)	One billion (1,000,000,000) won paid as a deposit on May 8, 2006 shall constitute a portion of the contract price on the date of signing this Agreement.

Article 16 (Competent Court)
The competent court with regard to lawsuits concerning this Agreement shall be a regional branch of Seoul Central Court.
Both parties shall execute two original copies of this Agreement, and each party shall keep one copy thereof.

May 22, 2006

II Young Ryu
Chairman and Chief Executive Officer
Gravity Co., Ltd.
14th floor, Meritz Tower, 825-2 Yeoksam-dong,
Gangnam-gu, Seoul

Doo-hyun Yang
Chairman and Chief Executive Officer

Yahoh Communication Ltd.
Room 1014, World Meridian Venture Center,
60-24 Gasan-dong, Geumcheon-gu, Seoul

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